UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .
On August 14, 2007 Vermilion Energy Trust (“Vermilion”) filed its Second Quarter Report for the six months ended June 30, 2007

This document is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

By:	/s/ Curtis W. Hicks
Curtis W. Hicks
Executive Vice President and Chief Financial Officer
Date: August 14, 2007

Exhibit A

s t a n d i n g O U T For the six months ended June 30, 2007

Vermilion Energy Trust (“Vermilion”) (TSX - VET.UN) is pleased to report unaudited interim operating and financial results for the period ended June 30, 2007.

Second Quarter Highlights:

Recorded production of 30,916 boe/d in the second quarter of 2007, an increase of 6.3% compared to 29,090 boe/d in the first quarter of 2007. Increased volumes in Australia, France and Canada more than offset seasonally curtailed production in the Netherlands.

Generated funds from operations of $85.1 million ($1.18 per unit) in the second quarter of 2007, compared to $75.9 million ($1.06 per unit) in the first quarter of 2007. Revenue, cash flow and operating netbacks in Australia appear lower as only a single shipment of crude from the Wandoo Field occurred in the quarter. Unsold inventories at Wandoo increased by approximately 245,000 bbls in the second quarter of 2007. Unsold production is recorded at cost until shipped, and the difference between the realized sales price and cost is reflected in future funds from operations.

Distributed $0.51 per unit during the quarter, bringing cumulative distributions to $9.01 since conversion to a trust in 2003. Vermilion’s cash payout ratio in the second quarter was 40% before impact of the DRIP compared to 44% in the first quarter of 2007. The total implied payout ratio, including distributions (net of the DRIP), capital expenditures, and contributions to the reclamation fund was 67% of funds from operations compared to 87% in the first quarter of 2007.

Closed the acquisition of a 40% interest in the Wandoo Field offshore Australia. Vermilion now holds a 100% operated interest in this field.

Successfully recompleted two wells in the Wandoo Field offshore Australia. Production from these two wells increased by approximately 825 boe/d. Completed preparations for the Phase 2 expansion of the Wandoo B Platform. Subsequent to the end of the quarter, the Wandoo B Platform was shut down for approximately one week to complete this expansion, which may result in a further modest increase to oil production.

Completed a successful tight gas drilling pilot program that commenced in July 2006, which resulted in 10 wells (100% success) in the Drayton Valley region in Alberta. Vermilion plans to continue with workovers and third party drilling programs in 2007 and will prepare for additional drilling in 2008. Continued completing and tying-in previously drilled coalbed methane (CBM) wells in central Alberta. Much of the Canadian operations, including the CBM drilling program experienced delays in the second quarter due to wet weather, which reduced access to many of these properties.

Completed all preparations to begin drilling two wells at Harlingen and one well at DeBlesse in the Netherlands.

Advanced preparations to drill the Orca 1 well on the Aquitaine Maritime prospect offshore France, including procurement of equipment and of service contracts required to service the well. As announced on July 19, 2007, French authorities have approved an extension of the drilling period to September 30, 2007 and issued a drilling permit for the Orca 1 well. The Byford Dolphin rig is expected to begin the two-week move to the location in the next few days.

Vermilion’s net debt at the end of the second quarter increased by $100 million to approximately $446 million, equivalent to 1.3 times annualized second quarter cash flow, reflecting the acquisition of the Wandoo property exclusive of the impact of that acquisition on funds from operations.

Subsequent to the end of the quarter, Vermilion increased its investment in Verenex Energy Inc. (“Verenex”) by $30 million through participation in a financing announced by Verenex on July 9, 2007. Vermilion owns approximately 18.5 mm shares of Verenex, representing approximately 41.8% of that company’s outstanding shares.

HIGHLIGHTS
	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
Financial ($000 CDN except unit and per unit amounts)	2007	2006	2007	2006
Petroleum and natural gas revenue	$164,862	$147,763	$313,670	$295,049
Funds from operations	85,101	76,810	161,039	159,462
Per unit, basic [1]	1.18	1.10	2.23	2.28
Capital expenditures	32,044	27,665	71,798	63,805
Acquisitions, including acquired working capital deficiency	129,099	7,593	129,225	11,803
Net debt	-	-	446,180	211,920
Reclamation fund contributions and abandonment expenditures	381	652	1,217	1,942
Cash distributions per unit	0.51	0.51	1.02	1.02
Cash distributions total	33,669	32,635	66,876	64,904
Less DRIP	8,950	3,474	16,684	8,673
Cash distributions net	24,719	29,161	50,192	56,231
% of cash flow distributed gross	40%	42%	42%	41%
% of cash flow distributed net	29%	38%	31%	35%
Total net distributions, capex, reclamation fund contributions and abandonment expenditures	$57,144	$57,478	$123,207	$121,978
% of cash flow	67%	75%	77%	76%
Trust units outstanding [1]
Basic			72,964,796	70,403,709
Diluted			76,304,261	74,078,968
Weighted average trust units outstanding [1]
Basic			72,230,913	69,916,773
Diluted			74,804,398	72,344,649
Unit trading
High			$37.35	$35.27
Low			$30.33	$26.51
Close			$36.00	$34.55
Operations
Production
Crude oil (bbls/d)	17,142	12,499	16,042	12,322
Natural gas liquids (bbls/d)	1,422	1,303	1,400	1,271
Natural gas (mcf/d)	74,114	69,897	75,406	73,502
Boe/d (6:1)	30,916	25,452	30,010	25,843
Average reference price
WTI ($US/bbl)	$65.03	$70.69	$61.65	$67.08
Brent ($US/bbl)	68.76	69.62	63.26	65.69
AECO ($CDN/mcf)	7.07	6.01	7.23	6.78
NIP 2006 Netherlands (Euro/GJ)	4.96	6.12	5.26	6.05
Foreign exchange rate ($US/$CDN)	0.91	0.89	0.88	0.88
Foreign exchange rate (Euro/$CDN)	0.68	0.71	0.66	0.71
Average selling price
Crude oil ($CDN/bbl)	68.88	81.65	67.46	78.63
Natural gas liquids ($CDN/mcf)	58.95	65.98	56.71	62.41
Natural gas ($CDN/mcf)	7.38	7.40	7.58	7.92
Netbacks per boe (6:1)
Operations netback	38.96	43.90	38.69	43.25
Cash flow netback	30.25	33.17	29.65	34.07
Operating costs	9.91	9.25	10.15	8.93
1 Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

The above table includes non-GAAP measurements such as funds from operations and net debt, which may not be comparable to other companies. Please see “Non-GAAP Measures” under MD&A section for further discussion.

OUTLOOK

Vermilion’s production growth is expected to continue in the second half of 2007, boosted by the 3,000 boe/d Wandoo acquisition in Australia and a new gas contract in the Netherlands that will eliminate the seasonal curtailment of production in the spring and summer months.

In Canada, the first phase of the Drayton Valley tight gas development program launched last summer is nearing completion. Vermilion drilled 10 wells in this program resulting in nine gas wells and one oil well with average initial production rates exceeding 200 boe/d. This drilling program, combined with workovers, recompletions and participation in third party drills, increased Drayton Valley production by over 1,500 boe/d over the past year, net of declines. Vermilion is planning to continue this program in 2008. The Trust’s 2007 CBM drilling program was delayed until the third quarter by wet weather and poor location access over the past few months. Vermilion plans to drill 14 CBM wells in the third quarter and will participate in an additional five partner-operated drills. All successful wells will be tied into the Morningside compressor station.

In France, Vermilion has completed and tied in two wells at Champotran and La Torche in the Paris Basin adding approximately 350 boe/d to production. Trucking of crude oil production from the Aquitaine Basin will continue for the balance of the year, but sufficient volumes are being moved to allow for normal well maintenance work to resume in southern France. Accordingly, Vermilion expects France production volumes to remain stable over the second half of the year.

The review of the failure of the storage vessel at the Ambes terminal is ongoing. Vermilion expects that a court-appointed expert will provide an opinion on the incident early in 2008 with a final judgement regarding the cause, responsibility and allocable costs likely not available for a few years. Meanwhile, the cleaning and inspection of other storage vessels at the terminal is ongoing, as is detailed engineering design work. Proposed changes to the system are being prepared for submission in late 2007, which, if accepted, would allow modifications to be implemented in the first half of 2008. Full terminal activities will not likely resume until sometime in the second half of 2008. Vermilion continues to work towards an interim solution that would allow access to a storage vessel not impacted by the shut-down order at the Ambes terminal. If successful, this plan would allow intermittent use of the pipeline and Ambes loading facility and would considerably reduce the current trucking requirements.

Authorities in France granted Vermilion and its partners an extension to the drilling period for the Orca 1 well on the Aquitaine Maritime prospect offshore France to September 30, 2007. Vermilion expects the Byford Dolphin rig to begin moving to the location in the next few days and should commence drilling the well in late August 2007. Well results should be available by early October 2007. Vermilion is excited about the potential for this well, but reminds investors that it is a high-risk exploration target. On July 24, 2007 Vermilion announced that French authorities awarded the Aquila offshore exploration permit to Vermilion and Verenex (50/50) providing the right to explore a 709 square kilometre area which lies between the Aquitaine Maritime Permit and the southwest coast of France. This could further enhance the significance of a successful well on the Aquitaine Maritime Permit.

Vermilion commenced drilling its first well of a three well program in the Netherlands on July 26, 2007. The first wells are targeting the development of a tight chalk reservoir at Harlingen and a later well will be targeting the extension of a reservoir at De Blesse. Work is proceeding on plans to install new compression facilities at the Harlingen Treatment Centre, to reduce horsepower consumption and to release some fuel gas to the sales line. These facility modifications will require a three week shut down in October, which is expected to reduce production by approximately 1,000 boe/d for the month. Subsequently, Vermilion expects gas sales at the Harlingen Treatment Center to increase by 200 boe/d compared to previous levels. Second quarter production volumes were curtailed by approximately 800 boe/d due to reduced seasonal demand. Vermilion signed a new contract with its natural gas purchaser, Gasterra (formerly Gasunie), on July 1, 2007 that will allow Vermilion to produce gas at full capacity year-round. This will eliminate the seasonal reductions that have impacted Vermilion’s gas volumes in both the second and third quarter in past years.

In Australia, Vermilion recognized a combined production increase of approximately 825 boe/d from two wells that were re-perforated in ‘bypassed pay’ zones. On June 20, 2007, the Trust closed the acquisition of an additional 40% interest in the Wandoo field boosting Vermilion’s production capacity by approximately 3,000 boe/d. Subsequent to the end of the quarter, Vermilion shut-in the platform for approximately one week while it completed the second phase of the facility expansion on the Wandoo B Platform. Current production capacity at Wandoo exceeds 8,000 boe/d. We expect to experience normal declines from this field over the balance of the year.

Subsequent to the end of the quarter Verenex announced that its B1-47/02 and C1-47/02 wells in Libya both tested successfully, that testing on the fourth well, D1 47/02 which appears similar to the C1 well will commence shortly and that a fifth is currently drilling. The B1-47/02 well tested 23,800 barrels per day of light crude oil and the C1 well test was similar. Vermilion holds a 41.8% equity interest in Verenex.

The recent passage of legislation related to the change in taxation of income trusts beginning in 2011 requires these changes to be appropriately reflected in the determination of future income tax assets and liabilities. This legislation resulted in the recognition of future income taxes related to Vermilion Energy Trust, the parent entity, whereas previously such differences were only recognized in relation to subsidiaries of the Trust. The related impact on the Trust’s future income tax provision and future income tax liability related to this legislation was not material.

Vermilion continues to offer its investors a rich portfolio of assets, positive unit price performance and exposure to potentially high-impact opportunities.

(Signed “Lorenzo Donadeo”)

Lorenzo Donadeo
President and Chief Executive Officer
August 3, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (MD&A) dated July 31, 2007 of Vermilion’s operating and financial results for the three and six months ended June 30, 2007 compared with the corresponding periods in the prior year. This discussion should be read in conjunction with the unaudited interim consolidated financial statements and the Trust’s audited consolidated financial statements for the years ended December 31, 2006 and 2005, together with accompanying notes, as contained in the Trust’s 2006 Annual Report.

NON-GAAP MEASURES

Included in this report are references to terms commonly used in the oil and gas industry, such as net debt (long-term debt, net of working capital) and funds from operations which represent cash flow from operating activities expressed before changes in non-cash working capital and are used by the Trust to analyze operating performance, leverage and liquidity. These terms do not have standardized meanings prescribed by Generally Accepted Accounting Principles (“GAAP”) and therefore may not be comparable with the calculations of similar measures for other entities. Consequently, these are referred to as non-GAAP measures. Funds from operations, as discussed in this report, appears as a separate caption on the Trust’s cash flow statement and is reconciled to cash from operations below.
($000’s)
	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Funds from operations	$85,101	$76,810	$161,039	$159,462
Changes in non-cash operating working capital	11,277	(29,024)	25,411	(6,908)
Asset retirement costs incurred	(381)	(443)	(1,217)	(804)
Cash from operations	$95,997	$47,343	$185,233	$151,750

FORWARD-LOOKING INFORMATION

This document contains forward-looking financial and operational information as to the Trust’s internal projections and expectations relating to future events or performance. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “anticipates” and similar expressions. These statements represent management’s expectations concerning future operating results or the economic performance of the Trust and are subject to a number of risks and uncertainties that could materially affect results. These risks include, but are not limited to future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

OPERATIONAL ACTIVITIES

Canada

In Canada, the Trust participated in the drilling of two wells (1.2 net) in the second quarter resulting in two standing wells (1.2 net) awaiting further evaluation and tie-in. Both wells were drilled in the Drayton Valley area. The CBM drilling program was delayed to the third quarter due to wet weather.

France

Two 100% wells were drilled in the Champotran/La Torche Field in the Paris Basin during the second quarter yielding incremental production of approximately 350 boe/d. Vermilion intensified trucking operations to handle production from the Aquitaine Basin in southwest France averaging 55 trucks per day in the quarter. This will allow a resumption of full well maintenance programs that should reduce normal production declines over the balance of the year.

A shore-based facility was established to supply equipment and services for the Aquitaine Maritime drilling prospect that is scheduled for the third quarter 2007. Vermilion also worked to finalize drilling plans for this well (Orca 1).

Netherlands

Vermilion continued preparations for the installation of new compression facilities at Harlingen. Site construction for the Harlingen-9 and Harlingen-10 drilling prospects was completed. Drilling will commence in the third quarter of 2007.

Australia

Vermilion completed work on the Wandoo B-5 and B-9 workovers and returned the wells to production. Australian operations during the remainder of the quarter focused on preparations for the second phase of the Wandoo B Platform expansion. Subsequent to the end of the quarter, the Wandoo B Platform was shut down for approximately one week to complete the installation process.

PRODUCTION

Average production in Canada during the second quarter of 2007 was 4,091 bbls/d of oil and NGL’s and 49.6 mmcf/d of natural gas compared to 4,104 bbls/d of oil and NGL’s and 47.7 mmcf/d of natural gas in the first quarter of 2007. Second quarter total production of 12,351 boe/d was 2% higher than first quarter 2007 production of 12,054 boe/d.

Production in France averaged 9,221 boe/d in the second quarter of 2007 compared to 8,055 boe/d in the first quarter of 2007 reflecting the acceleration of trucking operations in the Aquitaine Basin. Production volumes are anticipated to remain relatively stable over the balance of 2007.

Production in the Netherlands averaged 3,904 boe/d in the second quarter of 2007 compared to 4,754 boe/d in the first quarter of 2007. Volumes were reduced due to seasonal curtailment by the purchaser, Gasterra. A new contract with Gasterra, entered into on July 1, 2007 should see volumes rebound to higher levels in the third quarter. The Harlingen Treatment Centre is scheduled to be shut down for approximately three weeks in October to allow for the installation of new compressor facilities. Otherwise production should reflect normal declines over the balance of the year, not accounting for potential drilling success.

Australia production averaged 5,440 boe/d in the second quarter of 2007, compared to 4,227 boe/d during the first quarter of 2007. Most of these gains were due to successful workover operations. Third quarter volumes will see the full impact of the Wandoo acquisition, less a week related to the shutdown of the Wandoo B Platform. Production over the balance of the year should reflect normal production declines.

Production
	Three Months Ended June 30, 2007			Six Months Ended June 30, 2007
	Oil & NGLs	Natural Gas	Total	Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)	(bbls/d)	(mmcf/d)	(boe/d)%
Canada	4,091	49.56	12,351	4,098	48.64	12,205	41
France	9,001	1.32	9,221	8,449	1.16	8,642	29
Netherlands	32	23.23	3,904	58	25.61	4,326	14
Australia	5,440	-	5,440	4,837	-	4,837	16
Total	18,564	74.11	30,916	17,442	75.41	30,010	100

	Three Months Ended June 30, 2006			Six Months Ended June 30, 2006
	Oil & NGLs	Natural Gas	Total	Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)	(bbls/d)	(mmcf/d)	(boe/d)%
Canada	4,093	40.74	10,883	4,126	40.65	10,901	42
France	5,780	1.36	6,006	5,680	1.40	5,914	23
Netherlands	12	27.80	4,646	13	31.45	5,254	20
Australia	3,917	-	3,917	3,774	-	3,774	15
Total	13,802	69.90	25,452	13,593	73.50	25,843	100

CAPITAL EXPENDITURES

Drilling and development capital spending for the first half of 2007 totalled $71.8 million compared to $63.8 million spent in the first half of 2006. During the quarter, Vermilion acquired the remaining 40% interest of the offshore Wandoo field in Australia for $126.2 million including acquired working capital deficiency. Vermilion now holds a 100% operated interest in the field. Vermilion also acquired Verenex Energy Inc.’s 95% participating interest in the Marvilliers Permit in France for approximately $3 million Canadian after adjustments.

($000’s)
	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Land	$572	$269	$1,072	$771
Seismic	-	381	335	770
Drilling and completion	13,729	9,695	29,725	29,918
Production equipment and facilities	12,292	12,255	25,596	22,193
Recompletions	2,340	2,386	7,975	4,149
Other	3,111	2,679	7,095	6,004
	32,044	27,665	71,798	63,805
Acquisitions	129,099	7,593	129,225	11,803
Total	$161,143	$35,258	$201,023	$75,608

FINANCIAL REVIEW

The Trust generated funds from operations of $85.1 million ($1.18 per unit) in the second quarter of 2007, a 12% increase above the $75.9 million ($1.06 per unit) recorded in the first quarter of 2007, and 11% higher than the $76.8 million ($1.10 per unit) generated in the second quarter of 2006. The improved results compared to the first quarter of 2007 reflect modest gains in production and higher oil prices. Vermilion expects to see further production improvements in the third quarter 2007.

The Trust’s distributions in the second quarter totalled $33.7 million ($0.51 per unit) for a payout ratio of 40% before the impact of the Trust’s distribution reinvestment program (“DRIP”), which generated $9.0 million of cash to the Trust as unitholders reinvested their monthly distributions in additional trust units. After accounting for the DRIP, the resulting net distribution payout ratio in the second quarter of 2007 was 29%. Total payout, including net distributions (after DRIP) capital expenditures, contributions to the reclamation fund and abandonment expenditures represented 67% of funds generated from operations in the second quarter of 2007 as compared to 87% in the first quarter of 2007. Vermilion’s net debt increased to $446.2 million at the end of the second quarter, reflecting the Wandoo acquisition that was financed using the Trust’s credit facilities. The net debt is equivalent to 1.3 times the second quarter funds from operations annualized.

REVENUE

Total revenues in the first half of 2007 were $313.7 million ($164.9 million in the quarter) compared to $295.0 in the first half of 2006 ($147.8 million in the quarter). Vermilion’s combined crude oil & NGL price was $66.59 per bbl in the first half of 2007 ($68.12 per boe in the quarter), a decrease of 14% over the $77.12 per boe reported in the first half of 2006 ($80.17 per bbl in the quarter). The natural gas price realized in the first half of 2007 was $7.58 per mcf ($7.38 per mcf in the quarter) compared to $7.92 per mcf realized a year ago ($7.40 per mcf in the quarter), a 4% decrease year-over-year. Although commodity prices were lower in the first half of 2007 compared to 2006, increased production in Canada and the acquisition of the French assets in the second half of 2006 resulted in increased production year over year generating higher revenue. During the quarter there was only one lifting in Australia resulting in a build-up of crude inventory in Australia at June 30, 2007. A lifting of 298,124 barrels was completed on July 10, 2007.

($000’s except per BOE and per mcf)
	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Crude oil & NGL’s	$115,081	$100,700	$210,236	$189,743
Per boe	$68.12	$80.17	$66.59	$77.12
Natural gas	49,781	47,063	103,434	105,306
Per mcf	$7.38	$7.40	$7.58	$7.92
Petroleum and natural gas revenue	$164,862	$147,763	$313,670	$295,049

DERIVATIVE INSTRUMENTS

Vermilion continues to manage its risk exposure through prudent commodity and currency economic hedging strategies. Vermilion has the following financial collars and puts in place at June 30, 2007:
Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - WTI
2007	US$1.00/bbl	500	$60.00 - $77.30
Q3 - Q4 2007	US$0.50/bbl	500	$60.50 - $75.25
Q3 - Q4 2007	US$0.50/bbl	500	$63.35 - $75.00
Q3 2007	US$0.50/bbl	500	$63.75 - $76.00
Q4 2007	US$0.50/bbl	500	$63.00 - $79.00
Q1 2008	US$0.50/bbl	500	$63.00 - $79.05
Q2 2008	US$0.50/bbl	500	$64.30 - $76.00
Put - WTI
2007	US$1.27/bbl	250	$57.05
Collar - BRENT
Q3 2007	US$0.88/bbl	500	$60.00 - $90.00
Q3 2007	US$0.50/bbl	500	$62.10 - $79.00
Q3 2007	-	500	$63.60 - $80.00
Q3 2007	-	500	$63.85 - $80.00
Q4 2007	US$0.70/bbl	500	$60.00 - $89.00
Q4 2007	US$0.50/bbl	500	$62.90 - $80.00
Q4 2007	US$0.25/bbl	500	$67.00 - $81.00
Q3 2008	US$0.25/bbl	500	$66.40 - $82.00
Q4 2008	-	500	$68.20 - $81.00
Call Spread - BRENT
2009 - 2011	US$5.73/bbl	700	$65.00 - $85.00
Risk Management: Natural Gas	Funded Cost	GJ/d	C$/GJ
Collar
July - October 2007	$0.02/GJ	2,500	$6.50 - $9.00
Q3 2007	$0.25/GJ	2,500	$7.00 - $9.50

The impact of Vermilion’s economic hedging program increased cash netbacks by $0.09 per boe in the first half of 2007 (cost of $0.11 per boe for the quarter). The dip in commodity prices in the first quarter meant some of Vermilion’s collars were in the money for that period. This compares to a hedging cost of $0.09 in the first six months of 2006 ($0.13 per boe in the quarter) when commodity prices were higher than Vermilion’s derivative instruments.

ROYALTIES

Total royalties decreased to $7.05 per boe or 12% of sales in the first half of 2007 ($7.32 per boe, 12% in the quarter), compared with $9.74 per boe or 15% of sales in the first half of 2006 ($9.45 per boe, 15% in the quarter). In Australia, royalties are reduced by capital reinvestment in the country. For 2007, Vermilion’s capital program in Australia was active resulting in the Trust paying royalties at a much reduced rate over 2006 when the capital program was minimal. Also contributing to the decline is the impact of lower gas prices in Canada where royalties are paid on a sliding scale relative to pricing. In France, royalties for the most part are calculated on a unit of production basis and rates do not react to price changes therefore royalties were basically unchanged on a boe basis in France. Production in the Netherlands is not subject to royalty.

($000’s except per BOE and per mcf)
	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Crude oil & NGL’s	$13,980	$18,047	$24,858	$34,445
Per boe	$8.28	$14.37	$7.87	$14.00
Natural gas	6,610	3,835	13,432	11,105
Per mcf	$0.98	$0.60	$0.98	$0.83
Combined	$20,590	$21,882	$38,290	$45,550
Per boe	$7.32	$9.45	$7.05	$9.74

OPERATING COSTS

Operating costs increased to $10.15 per boe in the first half of 2007 ($9.91 per boe in the quarter) from $8.93 per boe in the first half of 2006 ($9.25 per boe in the quarter). Cost of operations in Australia are up significantly due to increased labour costs and unplanned diesel purchases for gas lift purposes. In Canada, the significant activity levels in the industry combined with increased energy costs, have placed upward pressure on costs across the board, however, during the quarter, a positive adjustment to the provisions for equalizations was realized which has reduced operating costs in Canada for the quarter. In France, operating costs are up significantly due to the higher cost assets associated with the acquisition of Vermilion Emeraude Rep SAS. In addition, the oil spill at the Ambes terminal has increased both operating and transportation costs in France. These cost increases will be mitigated once the terminal returns to operation sometime in 2008. In the Netherlands, operating costs per barrel have remained consistent.

($000’s except per BOE and per mcf)
	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Crude oil & NGL’s	$18,346	$10,161	$34,848	$20,998
Per boe	$10.86	$8.09	$11.04	$8.53
Natural gas	9,545	11,252	20,284	20,768
Per mcf	$1.42	$1.77	$1.49	$1.56
Combined	$27,891	$21,413	$55,132	$41,766
Per boe	$9.91	$9.25	$10.15	$8.93

TRANSPORTATION

Transportation costs as presented in the statements of earnings are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead. The majority of Vermilion’s transportation costs are made up normally of shipping charges incurred in the Aquitaine Basin in France where oil production is transported by tanker from the Ambes terminal in Bordeaux to Donges, France. In Australia, oil is sold at the Wandoo B Platform and in the Netherlands gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

France has experienced increased transportation costs as a result of the oil spill at Ambes terminal as Vermilion is currently transporting production to port by truck. In the first quarter of 2007 the costs were offset by a one-time insurance recovery of one million Euros. Transportation costs in the second quarter of 2007 reflect the expected quarterly costs through the rest of the year.

($000’s except per BOE)
	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Transportation	$6,480	$2,483	$10,615	$4,940
Per boe	$2.30	$1.07	$1.95	$1.06

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses in the first half of 2007 increased to $1.91 per boe ($1.69 per boe in the quarter) compared to $1.47 per boe in the first half of 2006 ($1.66 per boe in the quarter). The increase per boe is primarily a result of increased staffing levels combined with increased staff retention costs. The increase is also a result of consulting costs incurred in France as a result of the oil spill.

($000’s except per BOE)
	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
General and administration	$4,743	$3,839	$10,383	$6,877
Per boe	$1.69	$1.66	$1.91	$1.47

UNIT COMPENSATION EXPENSE

A non-cash trust unit compensation expense of $1.73 per boe was recorded in the first half of 2007 ($1.43 per boe in the quarter) compared to $2.45 per boe in the first half of 2006 ($2.85 per boe in the quarter). This non-cash amount relates to the value attributable to long-term incentives granted to officers, directors and employees under the Trust Unit Rights Incentive Plan and the Trust Unit Award Plan.

In September 2006, the Board of Directors approved a new long-term incentive plan for certain employees not eligible to participate in the Award Plan, which provides for cash payments based on the fair market value of a trust unit. The cash consideration paid upon vesting is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of notional units originally granted. Compensation expense recognized is based on the closing market price of a trust unit and is remeasured at each reporting date. The total expense is amortized over the relevant vesting periods and the amount payable is recorded as a liability until settlement. Expense associated with this unit based compensation plan is excluded from unit compensation expense on the statements of earnings and the table below.

($000’s except per BOE)
	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Unit compensation expense	$4,024	$6,597	$9,416	$11,458
Per boe	$1.43	$2.85	$1.73	$2.45

INTEREST EXPENSE

Interest expense increased to $1.72 per boe in the first half of 2007 ($1.68 per boe in the quarter) from $1.22 per boe in the first half of 2006 ($1.44 per boe in the quarter). Debt levels are higher in 2007 primarily stemming from the acquisition of Vermilion Emeraude Rep SAS in July of 2006 and the Australia acquisition at the end of the second quarter of 2007. The Trust’s interest rates have remained relatively steady over the year.

($000’s except per BOE)
	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Interest	$4,735	$3,341	$9,348	$5,686
Per boe	$1.68	$1.44	$1.72	$1.22

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses increased to $18.08 per boe in the first half of 2007 ($18.69 per boe in the quarter) compared to $15.20 per boe in the first half of 2006 ($15.51 per boe in the quarter). The increase is due mainly to the increase of finding and development costs in Canada and France and the increase in the asset retirement obligation resulting primarily from the France and Australia acquisitions.

($000’s except per BOE)
	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Depletion, depreciation and accretion	$52,560	$35,940	$98,224	$71,102
Per boe	$18.69	$15.51	$18.08	$15.20

TAXES

The Trust’s current tax provision has decreased to $4.26 per boe in the first half of 2007 ($3.23 per boe in the quarter) from $6.24 per boe in the first half of 2006 ($6.83 per boe in the quarter). The decrease is due primarily to lower commodity prices in a higher cost environment. The recovery in future income taxes in the first half of 2007 is a result of the taxable portion of distribution payments made to unitholders. In the Trust’s structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time.

On June 12, 2007, the Canadian federal government substantially enacted a tax on publicly traded income trusts as originally announced on October 31, 2006. The changes do not take effect until January 1, 2011, provided the Trust experiences only “normal growth” and no “undue expansion” before then. The government has defined “normal growth” parameters, relative to the market capitalization of the Trust’s issued and outstanding publicly-traded trust units as of October 31, 2006. For the period from November 1, 2006 to December 31, 2007, a trust’s permitted or “safe harbour” growth amount will be 40% of the October 31, 2006 market capitalization benchmark and for each of the years 2008 through and including 2010 will be 20% of the benchmark, cumulatively allowing growth of up to 100% until 2011. In addition, we understand that trusts may be able to issue equity to retire debt existing on October 31, 2006 without eroding their safe harbour limits. Vermilion’s estimated market capitalization as defined by the government, was $2.4 billion at October 31, 2006 and outstanding indebtedness was approximately $400 million.

Our interpretation suggests that Vermilion may be able to mitigate the contemplated distribution tax. Currently, Vermilion’s foreign operations generate after tax cash flow and subsequently declare and pay dividends which do not attract additional taxes when received in Canada. We anticipate being able to flow through this dividend income to unitholders as part of the normal distributions paid and not attract the distribution tax on that portion of distributions made up of this dividend income. In addition, Vermilion has increased the return on capital or taxable portion of its distribution for 2006 to 100% in order to preserve the tax basis it would have utilized to declare a portion of the 2006 distribution as a return of capital or tax deferred. The Trust expects that it will continue with this practice through 2010 to preserve the tax basis during the interim period prior to the implementation of the new rules. Under the legislation commencing in 2011, that portion of the distribution that represents a return of capital will not attract the distribution tax. This analysis is a general assessment of the impact on Vermilion and is not meant to be exhaustive or definitive.

This substantive enactment of this legislation resulted in the recognition of future income taxes related to Vermilion Energy Trust, the parent entity, whereas previously such differences were only recognized in relation to subsidiaries of the Trust. The related impact on the Trust’s consolidated future income tax provision and future income tax liability related to this legislation was not material.

($000’s except per BOE)
	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Current and capital tax	$9,078	$15,828	$23,146	$29,183
Per boe	$3.23	$6.83	$4.26	$6.24

FOREIGN EXCHANGE

A foreign exchange gain of $2.15 per boe was recorded in the first half of 2007 ($4.33 per boe in the quarter) compared with a loss of $0.23 per boe in the first half of 2006 ($1.42 per boe in the quarter). The Canadian dollar significantly strengthened against the US dollar and Euro in the second quarter of 2007. The foreign exchange gain results mainly from the translation of future income taxes and the asset retirement obligation, and is offset by the translation of working capital in Vermilion’s foreign jurisdictions.

($000’s except per BOE)
	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Foreign exchange loss (gain)	$(12,190)	$3,303	$(11,676)	$1,089
Per boe	$(4.33)	$1.42	$(2.15)	$0.23

EARNINGS

Net earnings in the first half of 2007 decreased to $72.4 million or $1.11 per unit from $81.2 million or $1.28 per unit in 2006. The decline in earnings is primarily due to the impact of the high inventory held in Australia at June 30, 2007.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2007 the Trust had an unsecured covenant based credit facility consisting of a revolving term loan in the amount of $625 million. The revolving period under the term loan is expected to expire in June 2008 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. The amount available to the Trust under this facility is reduced by a US$15 million letter of credit associated with the Trust’s operations.

Subsequent to June 30, 2006, Vermilion purchased 2.1 million shares in Verenex Energy Inc. (“Verenex”) for total consideration of CDN $30 million as part of a CDN $100 million bought-deal financing announced by Verenex. After reflecting these additional shares, Vermilion owns 18.5 million shares representing 41.8% of the outstanding shares of Verenex.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund is funded by Vermilion Resources Ltd. and/or its operating subsidiaries. Contribution levels to the reclamation fund are reviewed on a regular basis and are adjusted when necessary to ensure reclamation obligations associated with the Trust’s assets will be substantially funded when the costs are forecast to be incurred.

ASSET RETIREMENT OBLIGATION

At June 30, 2007, Vermilion had recorded an asset retirement obligation of $136.0 million for future abandonment and reclamation of its properties compared to $127.5 million as at December 31, 2006. The increase is due mostly to the additional obligation related to the Australia acquisition.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.17 per unit for the first half of 2007 distributing a total of $66.9 million compared to $64.9 million for the same period in 2006. Vermilion has maintained its distributions at $0.17 per month since its conversion to a trust, resulting in 53 continuous months of distributions at this level. The Trust defines distributable income as funds from operations. For the first half of 2007, the Trust has paid out 42% of its distributable income (41% in the first half of 2006).

Since inception, the Trust has paid out $545.3 million in distributions to unitholders as compared to unitholders capital of $355.2 million.

UNITHOLDERS’ EQUITY

During the first half of 2007, approximately 1.5 million units were issued pursuant to the conversion of exchangeable shares, the Trust’s bonus plan, the Trust’s unit based compensation programs and unitholders’ participation in the distribution reinvestment plan. Unitholders’ capital increased during the same period by $22.1 million as a result of the issuance of those units and $12.1 million as a result of contributed surplus transfer related to unit based compensation plans. This increase in equity was offset by cash distributions of $66.9 million in the first half of 2007.

NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares.

Non-controlling interest on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in 2007 net income represents the net income attributable to the exchangeable shareholders for the period. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued. As the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units on or before January 22, 2013.

As at June 30, 2007 there were 4.5 million exchangeable shares outstanding at exchange ratio of 1.51339 whereby 6.7 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the shareholder for trust units at any time. Vermilion may redeem all outstanding exchangeable shares on or before January 22, 2013 and may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

CRITICAL ACCOUNTING ESTIMATES

The Trust’s financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Revenues, royalties and operating costs include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion, depreciation and accretion are based on estimates of oil and gas reserves that the Trust expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures; and
vi.	The future recoverable value of capital assets and goodwill are also based on estimates that the Trust expects to realize.

RECENTLY ADOPTED ACCOUNTING STANDARDS

On January 1, 2007 the Trust adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, “Comprehensive Income”; Section 3855, “Financial Instruments”; Section 3861, “Financial Instruments - Presentation and Disclosure”; and Section 3865, “Hedges”. These standards require that entities categorize financial instruments and measure certain financial instruments at fair value. In addition, these standards introduce the concept of comprehensive income within Canadian GAAP and establish new guidance relating to hedge accounting.

As a result of adopting Section 3855, the Trust’s investments in marketable securities are now measured at fair value whereas previously they were carried at cost. Gains and losses associated with these securities are reflected in net earnings in the period in which they arise. Transaction costs and discounts related to the issuance of long-term debt are now added to the fair value on initial recognition. Previously, these amounts were deferred and amortizied using the straight-line method over the term of the debt. Unamortized amounts were included in prepaid expenses and other on the consolidated balance sheet. The Trust does not currently use hedge accounting and accordingly risk management related derivatives continue to be accounted for at fair value with the associated gains and losses reflected in net earnings. As the Trust does not have any other comprehensive income, net earnings equals comprehensive income.

In accordance with the transitional provisions, prior periods have not been restated as a result of adopting these standards. The cumulative effect of the adoption of these new standards had the following impact on the Trust’s consolidated balance sheet as at January 1, 2007:

Increase (Decrease)
Prepaid expenses and other	$(2,431)
Long-term investments	$4,704
Reclamation fund	$2,436
Long-term debt	$(2,431)
Future income taxes	$1,375
Retained earnings	$5,765

There was no other material impact on the consolidated financial statements relating to the adoption of these standards.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2006 the CICA issued Section 1535, “Capital Disclosures” which establishes disclosure standards about an entity’s capital structure and how it is managed. Section 3862, “Financial Instruments - Disclosures” and Section 3863 “Financial Instruments - Presentation” were also issued in December 2006 and establish standards for the presentation of financial instruments and non-financial derivatives and require additional disclosure to enable users to evaluate the significance and risks relating to financial instruments on an entity’s financial position. These three sections are effective for fiscal years beginning on or after October 1, 2007. The Trust does not anticipate that the adoption of these standards will have an impact on its results of operations and financial position.

In June 2007, the CICA issued Section 3031, “Inventories.” This section enhances the guidance relating to the determination of inventory cost and effectively harmonizes the Canadian standard with the International Financial Reporting Standards equivalent. This section applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The Trust does not anticipate that the adoption of this standard will have a material impact on its results of operations and financial position.

In June 2007, the CICA amended Section 1400, “General Standards of Financial Statement Presentation,” to require an assessment and potential disclosure of an entity’s ability to continue as a going concern. The new requirements are effective for interim and annual periods beginning on or after January 1, 2008. These amendments will not impact the Trust’s consolidated financial statements.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of June 30, 2007.

The Trust uses a variety of options including funded and costless collars and puts to manage the risk associated with fluctuating commodity prices on the sale of crude oil and natural gas. The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust’s banking syndicate.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust’s financial position or results of operations.

DISCLOSURE CONTROLS AND PROCEDURES

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting.

NETBACKS (6:1)							Three Months	Six Months
		Three Months			Six Months		Ended	Ended
		Ended June 30, 2007			Ended June 30, 2007		June 30/06	June 30/06
	Oil &	Natural		Oil &	Natural
	NGLs	Gas	Total	NGLs	Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Trust Financial Information
Canada
Price	$67.89	$7.48	$52.50	$66.15	$7.49	$52.05	$52.88	$55.03
Realized hedging gain or loss	-	(0.02)	(0.08)	(0.01)	(0.03)	(0.11)	0.18	0.15
Royalties (net)	(12.75)	(1.46)	(10.09)	(12.26)	(1.52)	(10.18)	(9.20)	(10.59)
Transportation	0.03	(0.16)	(0.64)	(0.50)	(0.13)	(0.67)	(0.58)	(0.69)
Lifting costs	(11.11)	(1.10)	(8.08)	(11.64)	(1.17)	(8.57)	(9.28)	(9.00)
Operating netback	$44.06	$4.74	$33.61	$41.74	$4.64	$32.52	$34.00	$34.90
France
Price	$76.01	$7.05	$75.21	$70.15	$7.25	$69.55	$79.06	$76.73
Realized hedging gain or loss	(0.25)	-	(0.25)	0.49	-	0.48	(0.88)	(0.65)
Royalties (net)	(4.96)	(0.17)	(4.87)	(5.00)	(0.21)	(4.91)	(5.59)	(5.50)
Transportation	(7.02)	-	(6.86)	(5.98)	-	(5.84)	(3.48)	(3.34)
Lifting costs	(8.98)	(3.47)	(9.26)	(8.99)	(3.39)	(9.24)	(5.84)	(6.31)
Operating netback	$54.80	$3.41	$53.97	$50.67	$3.65	$50.04	$63.27	$60.93
Netherlands
Price	$73.14	$7.19	$43.39	$71.47	$7.76	$46.92	$51.27	$49.64
Lifting costs	-	(1.98)	(11.78)	-	(2.00)	(11.85)	(12.09)	(10.58)
Operating netback	$73.14	$5.21	$31.61	$71.47	$5.76	$35.07	$39.18	$39.06
Australia
Price	$55.20	$-	$55.20	$60.70	$-	$60.70	$85.58	$83.62
Royalties (net)	(10.44)	-	(10.44)	(9.28)	-	(9.28)	(27.26)	(27.47)
Lifting costs	(13.84)	-	(13.84)	(14.24)	-	(14.24)	(11.00)	(10.52)
Operating netback	$30.92	$-	$30.92	$37.18	$-	$37.18	$47.32	$45.63
Total Trust
Price	$68.12	$7.38	$58.60	$66.59	$7.58	$57.75	$63.80	$63.07
Realized hedging gain or loss	(0.12)	(0.01)	(0.11)	0.23	(0.02)	0.09	(0.13)	(0.09)
Royalties (net)	(8.28)	(0.98)	(7.32)	(7.87)	(0.98)	(7.05)	(9.45)	(9.74)
Transportation	(3.40)	(0.11)	(2.30)	(3.01)	(0.08)	(1.95)	(1.07)	(1.06)
Lifting costs	(10.86)	(1.42)	(9.91)	(11.04)	(1.49)	(10.15)	(9.25)	(8.93)
Operating netback	$45.46	$4.86	$38.96	$44.90	$5.01	$38.69	$43.90	$43.25
General and administration			(1.69)			(1.91)	(1.66)	(1.47)
Interest			(1.68)			(1.72)	(1.44)	(1.22)
Foreign exchange			(2.11)			(1.15)	(0.80)	(0.25)
Current and capital taxes			(3.23)			(4.26)	(6.83)	(6.24)
Cash flow netback			$30.25			$29.65	$33.17	$34.07
Depletion, depreciation and accretion			(18.69)			(18.08)	(15.51)	(15.20)
Future income taxes			(0.57)			1.76	4.85	2.86
Other Income			(0.01)			0.11	-	-
Foreign exchange			6.44			3.30	(0.62)	0.02
Non-controlling interest - exchangeable shares			(1.50)			(1.36)	(1.57)	(1.56)
Equity in affiliate			(0.28)			(0.15)	(0.10)	(0.04)
Unrealized gain or loss on derivative instruments			0.38			(0.15)	0.07	(0.35)
Fair value of stock compensation			(1.43)			(1.73)	(2.85)	(2.45)
Earnings netback			$14.59			$13.35	$17.44	$17.35

The above table includes non-GAAP measurements which may not be comparable to other companies, including “operating netback” and “cash flow netback”.

Consolidated Balance Sheets
($000’s unaudited)

	June 30, 2007	December 31, 2006

Assets

Current
Cash and cash equivalents	$53,082	$26,950
Accounts receivable	84,687	120,573
Crude oil inventory	14,610	4,898
Derivative instruments (Note 10)	450	1,624
Prepaid expenses and other	9,505	13,473
	162,334	167,518
Derivative instruments (Note 10)	5,952	4,656
Long-term investments (Notes 2 and 13)	31,413	27,152
Goodwill	19,840	19,840
Reclamation fund (Notes 2 and 4)	58,018	56,357
Capital assets	1,308,192	1,187,316
	$1,585,749	$1,462,839

Liabilities

Current
Accounts payable and accrued liabilities	$137,347	$139,672
Distributions payable to unitholders	11,257	11,000
Derivative instruments (Note 10)	938	-
Income taxes payable	10,795	13,419
	160,337	164,091
Long-term debt (Note 5)	448,177	358,236
Asset retirement obligation (Note 4)	136,021	127,494
Future income taxes (Notes 2 and 14)	204,856	224,631
	949,391	874,452
Non-controlling interest - exchangeable shares (Note 7)	59,173	51,780

Unitholders’ Equity

Unitholders’ capital (Note 6)	355,217	321,035
Contributed surplus (Note 6)	27,135	30,513
Retained earnings	194,833	185,059
	577,185	536,607
	$1,585,749	$1,462,839

APPROVED BY THE BOARD

(Signed “W. Kenneth Davidson”)	(Signed “Lorenzo Donadeo”)

W. Kenneth Davidson, Director	Lorenzo Donadeo, Director

Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings
($000’s except unit and per unit amounts, unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
Revenue:
Petroleum and natural gas revenue	$164,862	$147,763	$313,670	$295,049
Royalties	20,590	21,882	38,290	45,550
	144,272	125,881	275,380	249,499
Expenses and other income:
Production	27,891	21,413	55,132	41,766
Transportation	6,480	2,483	10,615	4,940
Unit compensation (Note 8)	4,024	6,597	9,416	11,458
Loss (gain) on derivative instruments (Note 10)	(758)	140	305	2,024
Interest	4,735	3,341	9,348	5,686
General and administration	4,743	3,839	10,383	6,877
Foreign exchange loss (gain)	(12,190)	3,303	(11,676)	1,089
Other expense (income)	38	-	(600)	-
Depletion, depreciation and accretion	52,560	35,940	98,224	71,102
	87,523	77,056	181,147	144,942
Earnings before income taxes and other items	56,749	48,825	94,233	104,557
Income taxes (recovery):
Future	1,606	(11,242)	(9,557)	(13,370)
Current	9,078	15,828	23,146	29,183
	10,684	4,586	13,589	15,813
Other items:
Non-controlling interest - exchangeable shares (Note 7)	4,231	3,647	7,410	7,304
Equity in loss of affiliate	784	232	837	202
	5,015	3,879	8,247	7,506
Net earnings and comprehensive income	41,050	40,360	72,397	81,238
Retained earnings, beginning of period	187,452	177,383	185,059	168,774
Cumulative effect of adoption of new accounting standards (Note 2)	-	-	5,765	-
Distributions paid or declared	(33,669)	(32,635)	(66,876)	(64,904)
Unit-settled distributions on vested unit based awards (Note 6)	-	-	(1,512)	-
Retained earnings, end of period	$194,833	$185,108	$194,833	$185,108
Net earnings per trust unit (Note 9):
Basic	$0.62	$0.63	$1.11	$1.28
Diluted	$0.60	$0.61	$1.07	$1.22
Weighted average trust units outstanding (Note 9):
Basic	65,927,540	63,943,511	65,485,018	63,555,265
Diluted	75,112,732	72,675,530	74,804,398	72,344,649

Consolidated Statements of Cash Flows
($000’s unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
Cash and cash equivalents provided by (used in):
Operating
Net earnings	$41,050	$40,360	$72,397	$81,238
Items not affecting cash:
Depletion, depreciation and accretion	52,560	35,940	98,224	71,102
Change in unrealized gains and losses and amounts accrued relating to derivative contracts	(1,062)	(165)	816	1,624
Unit compensation	4,024	6,597	9,416	11,458
Equity in loss of affiliate	784	232	837	202
Unrealized foreign exchange loss (gain)	(18,130)	1,441	(17,904)	(96)
Non-controlling interest - exchangeable shares	4,231	3,647	7,410	7,304
Unrealized investment loss (income)	38	-	(600)	-
Future income taxes	1,606	(11,242)	(9,557)	(13,370)
Funds from operations	85,101	76,810	161,039	159,462
Asset retirement costs incurred	(381)	(443)	(1,217)	(804)
Changes in non-cash operating working capital	11,277	(29,024)	25,411	(6,908)
	95,997	47,343	185,233	151,750
Investing
Drilling and development of petroleum and natural gas properties	(32,044)	(27,665)	(71,798	(63,805)
Acquisition of petroleum and natural gas properties (Note 3)	(120,788)	(7,593)	(120,914)	(11,803)
Contributions to reclamation fund	-	(209)	-	(1,138)
Changes in non-cash investing working capital	(5,180)	8,637	(8,843)	14,123
	(158,012)	(26,830)	(201,555)	(62,623)
Financing
Increase in long-term debt	66,910	116,330	92,129	112,918
Issue of trust units for cash, net of issue costs	1,388	990	3,122	8,113
Issue of trust units pursuant to distribution reinvestment plan	8,950	3,474	16,684	8,673
Cash distributions	(33,561)	(32,588)	(66,619)	(64,644)
Changes in non-cash financing working capital	329	(511)	193	22
	44,016	87,695	45,509	65,082
Foreign exchange loss on cash held in a foreign currencies	(3,096)	(1,744)	(3,055)	(507)
Net change in cash and cash equivalents	(21,095)	106,464	26,132	153,702
Cash and cash equivalents, beginning of period	74,177	90,015	26,950	42,777
Cash and cash equivalents, end of period	$53,082	$196,479	$53,082	$196,479
Supplementary information - cash payments
Interest paid	$4,348	$21,520	$9,349	$22,794
Income taxes paid	$19,683	$3,993	$25,770	$6,816

Notes to the Consolidated Financial Statements
For the three and six months ended June 30, 2007 and 2006, unaudited
(000’s except unit and per unit amounts)

1.      BASIS OF PRESENTATION

The consolidated financial statements of Vermilion Energy Trust (the “Trust” or “Vermilion”) include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2006 except as disclosed in Note 2 below. The interim consolidated financial statements do not include all disclosures required in annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements as at and for the year ended December 31, 2006 included in the Trust’s 2006 Annual Report.

2.      NEW ACCOUNTING POLICIES

Financial Instruments

On January 1, 2007 the Trust adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, “Comprehensive Income”; Section 3855, “Financial Instruments”; Section 3861, “Financial Instruments - Presentation and Disclosure”; and Section 3865, “Hedges”. These standards require that entities categorize financial instruments and measure certain financial instruments at fair value. In addition, these standards introduce the concept of comprehensive income within Canadian GAAP and establish new guidance relating to hedge accounting.

As a result of adopting Section 3855, the Trust’s investments in marketable securities are now measured at fair value whereas previously they were carried at cost. Gains and losses associated with these securities are reflected in net earnings in the period in which they arise. Transaction costs and discounts related to the issuance of long-term debt are now added to the fair value on initial recognition. Previously, these amounts were deferred and amortizied using the straight-line method over the term of the debt. Unamortized amounts were included in prepaid expenses and other on the consolidated balance sheet. The Trust does not currently use hedge accounting and accordingly risk management related derivatives continue to be accounted for at fair value with the associated gains and losses reflected in net earnings. As the Trust does not have any other comprehensive income, net earnings equals comprehensive income.

In accordance with the transitional provisions, prior periods have not been restated as a result of adopting these standards. The cumulative effect of the adoption of these new standards had the following impact on the Trust’s consolidated balance sheet as at January 1, 2007:

Increase (Decrease)
Prepaid expenses and other	$(2,431)
Long-term investments	$4,704
Reclamation fund	$2,436
Long-term debt	$(2,431)
Future income taxes	$1,375
Retained earnings	$5,765

There was no other material impact on the consolidated financial statements relating to the adoption of these standards.

3.   INVESTMENTS AND ACQUISITIONS

a)   Australia Acquisition

On June 20, 2007, the Trust acquired the remaining 40% interest in the Wandoo field in offshore Australia for cash consideration of $117.9 million. The purchase price allocation was determined as follows:

Capital assets	$138,596
Asset retirement obligation	(12,405)
Working capital	(8,311)
Total consideration	$117,880

3.   INVESTMENTS AND ACQUISITIONS (CONTINUED)

b)   Esso Rep Acquisition

On July 10, 2006, the Trust, through its France subsidiary, acquired an 89.886% interest in Esso Rep, from Esso SAF, a subsidiary of Exxon Mobil Corporation. On July 12, 2006, the Trust acquired the remaining 10.114% interest in Esso Rep from another party. As no significant transactions occurred affecting the results of operations or the fair value of assets acquired and liabilities assumed during the two day period between these two events, the acquisition has been accounted for using the purchase method of accounting with the allocation of the purchase price determined as at July 10, 2006. Results of operations are included in the consolidated results from that date. The aggregate purchase price, exclusive of the acquired working capital deficiency, was $126.6 million consisting of cash of $123.1 million and a current payable of $3.5 million. Subsequent to the date of acquisition, Esso Rep was renamed Vermilion Emeraude Rep SAS. The purchase price allocation was determined as follows:

Capital assets	$256,320
Asset retirement obligation	(20,636)
Future income taxes	(66,239)
Cash	1,996
Working capital, excluding cash	(44,841)
Total consideration	$126,600

4.   ASSET RETIREMENT OBLIGATION

The total asset retirement obligation was determined by management based on the estimated future costs and timing to reclaim the Trust’s net interest in all wells and facilities. The Trust has estimated the net present value of its asset retirement obligations to be $136.0 million as at June 30, 2007 (December 31, 2006 - $127.5 million) based on a total undiscounted future liability of $379.5 million (December 31, 2006 - $367.1 million) before inflation adjustment. These payments are expected to be made over the next 47 years with most arising within the next 25 to 30 years. The Trust used a credit adjusted risk free rate of 8% and an inflation rate of 1.5% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s total asset retirement obligation:
	June 30, 2007	December 31, 2006
Carrying amount, beginning of period	$127,494	$70,214
Increase in liabilities in the period	12,590	21,297
Disposition of liabilities in the period	(1,217)	(4,217)
Change in estimate	-	24,946
Accretion expense	5,431	7,380
Foreign exchange	(8,277)	7,874
Carrying amount, end of period	$136,021	$127,494

The Trust has established a reclamation fund for the future payment of its estimated asset retirement obligations.

5.   LONG-TERM DEBT

As at June 30, 2007 the Trust had an unsecured covenant based credit facility consisting of a revolving term loan in the amount of $625 million. The revolving period under the term loan is expected to expire in June 2008 and may be extended for an additional period of up to 364 days at the option of the lenders. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. The amount available to the Trust under this facility is reduced by a US$15 million letter of credit associated with the Trust’s operations.

6.   UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

	Number of Units	Amount
Trust Units
Unlimited number of trust units authorized to be issued
Balance as at December 31, 2005	62,508,214	$274,813
Distribution reinvestment plan	609,907	18,811
Issued on conversion of exchangeable shares	225,132	7,430
Transfer from contributed surplus for unit based awards	-	8,436
Trust units issued for bonus plan	14,400	429
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	1,350,541	11,116
Balance as at December 31, 2006	64,708,194	$321,035
Distribution reinvestment plan	530,142	$16,684
Issued on conversion of exchangeable shares	2,143	70
Transfer from contributed surplus for unit based awards	-	12,099
Trust units issued for bonus plan	23,039	695
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	913,478	3,122
Unit-settled distributions on vested unit based compensation awards	41,905	1,512
Balance as at June 30, 2007	66,218,901	$355,217
	June 30, 2007	December 31, 2006
Contributed Surplus
Opening balance	$30,513	$14,566
Unit compensation expense (excluding bonus plan)	8,721	24,383
Transfer to unitholders’ capital for unit based awards	(12,099)	(8,436)
Ending balance	$27,135	$30,513

7.   NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

Exchangeable shares are convertible into trust units based on the exchange ratio which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares.

The exchangeable shares are mandatorily converted into trust units upon redemption by the shareholder. The Company holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares will have been converted to trust units.

The non-controlling interest on the consolidated balance sheet consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the share of net earnings attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

	June 30, 2007	December 31, 2006
Exchangeable Shares
Opening number of exchangeable shares	4,458,919	4,619,335
Exchanged for trust units	(1,446)	(160,416)
Ending balance	4,457,473	4,458,919
Ending exchange ratio	1.51339	1.46741
Trust units issuable upon conversion	6,745,895	6,543,062

The following is a summary of the non-controlling interest:

	June 30, 2007	December 31, 2006
Non-controlling interest, beginning of period	$51,780	$38,760
Reduction of book value for conversion to trust units	(17)	(1,897)
Current period net earnings attributable to non-controlling interest	7,410	14,917
Non-controlling interest, end of period	$59,173	$51,780

8.   UNIT COMPENSATION PLANS

Unit Rights Incentive Plan

The following table summarizes information about the Trust’s unit rights:
		Weighted
	Number of	Average
	Unit Rights	Exercise Price
Balance December 31, 2006	2,244,258	$14.12
Granted	-	-
Cancelled	(3,900)	21.55
Exercised	(527,942)	13.22
Balance June 30, 2007	1,712,416	$14.38

A summary of the plan as at June 30, 2007 is as follows:

Range of		Number of	Remaining	Number of
Exercise Price	Adjusted	Rights	Contractual Life	Rights
At Grant Date	Exercise Price	Outstanding	of Right (Years)	Exercisable
$11.45	$2.44	897,650	0.58	897,650
$11.46 - $15.00	$2.62 - $6.16	105,700	0.89	105,700
$15.01 - $19.56	$7.87 - $12.42	709,066	2.18	396,133

Compensation expense of $0.4 million and $0.9 million has been recorded related to the Unit Rights Incentive Plan for the three and six month periods ended June 30, 2007, respectively ($0.7 million and $1.4 million for the three and six month periods ended June 30, 2006, respectively).

Trust Unit Award Incentive Plan

The following table summarizes information about the Trust Unit Award Incentive Plan:

Number of Awards
Balance December 31, 2006	967,800
Granted	384,170
Vested	(192,775)
Cancelled	(57,420)
Balance June 30, 2007	1,101,775

Compensation expense of $3.6 million and $7.8 million has been recorded for the three and six month periods ended June 30, 2007, respectively ($5.9 million and $10.1 million for the three and six month periods ended June 30, 2006, respectively) related to the Trust Unit Award Incentive Plan.

Phantom Award Incentive Plan

In September 2006, the Board of Directors approved for certain employees not eligible to participate in the Trust Unit Award Incentive Plan, a new long-term incentive plan which provides for cash payments based on the market value of a trust unit. The cash consideration paid upon vesting is dependent upon the performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of notional units originally granted.

Compensation expense is based on the closing market price of a trust unit and is remeasured at each reporting date. The total expense is amortized over the relevant vesting periods and the amount payable is recorded as a liability until settlement.

Compensation expense of $0.7 million and $0.9 million has been recorded as general and administration expense during the three and six month periods ended June 30, 2007, respectively (2006 - nil).

9.   PER UNIT AMOUNTS

Net earnings per unit has been determined based on the following:

	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Weighted average trust units outstanding	65,927,540	63,943,511	65,485,018	63,555,265
Trust units issuable on conversion of exchangeable shares	6,745,885	6,360,809	6,746,257	6,424,363
Dilutive impact of unit rights incentive and trust unit award plans	2,439,307	2,371,210	2,573,123	2,365,021
Diluted weighted average trust units outstanding	75,112,732	72,675,530	74,804,398	72,344,649

Basic net earnings per trust unit has been calculated based on net earnings divided by the basic weighted average trust units outstanding. Earnings attributable to the non-controlling interest related to the exchangeable shares are added back to net earnings in calculating diluted net earnings per trust unit. All outstanding unit rights were dilutive and therefore have been included in the calculation of the diluted trust units.

10. DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of the Trust’s operations result in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. The Trust is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust’s banking syndicate.

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - WTI
2007	US$1.00/bbl	500	$60.00 - $77.30
Q3 - Q4 2007	US$0.50/bbl	500	$60.50 - $75.25
Q3 - Q4 2007	US$0.50/bbl	500	$63.35 - $75.00
Q3 2007	US$0.50/bbl	500	$63.75 - $76.00
Q4 2007	US$0.50/bbl	500	$63.00 - $79.00
Q1 2008	US$0.50/bbl	500	$63.00 - $79.05
Q2 2008	US$0.50/bbl	500	$64.30 - $76.00
Put - WTI
2007	US$1.27/bbl	250	$57.05
Collar - BRENT
Q3 2007	US$0.88/bbl	500	$60.00 - $90.00
Q3 2007	US$0.50/bbl	500	$62.10 - $79.00
Q3 2007	-	500	$63.60 - $80.00
Q3 2007	-	500	$63.85 - $80.00
Q4 2007	US$0.70/bbl	500	$60.00 - $89.00
Q4 2007	US$0.50/bbl	500	$62.90 - $80.00
Q4 2007	US$0.25/bbl	500	$67.00 - $81.00
Q3 2008	US$0.25/bbl	500	$66.40 - $82.00
Q4 2008	-	500	$68.20 - $81.00
Call Spread - BRENT
2009 - 2011	US$5.73/bbl	700	$65.00 - $85.00
Risk Management: Natural Gas	Funded Cost	GJ/d	C$/GJ
Collar
July - October 2007	$0.02/GJ	2,500	$6.50 - $9.00
Q3 2007	$0.25/GJ	2,500	$7.00 - $9.50

10. DERIVATIVE INSTRUMENTS (CONTINUED)

The fair value of derivative instruments are recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded as a separate element of earnings.

The following table reconciles the change in the unrealized amounts related to the fair value of derivative contracts:

	June 30, 2007	December 31, 2006
Fair value of contracts, beginning of period	$6,280	$783
Opening unrealized (gain) on contracts settled during the period	(1,300)	(783)
Realized gain (loss) on contracts settled during the period	511	(222)
Unrealized gain during the period on contracts outstanding at the end of the period	484	1,354
Purchase of derivative contracts at fair value	-	4,926
Net payment to (receipt from) counterparties under contract settlements during the period	(511)	222
Fair value of contracts, end of period	$5,464	$6,280
Comprised of:
Current derivative asset	$450	$1,624
Current derivative liability	(938)	-
Non-current derivative asset	5,952	4,656
	$5,464	$6,280

The loss on derivative instruments for the periods is comprised of the following:
	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
Realized (gain) loss on contracts settled during the period	$(511)	$400
Opening unrealized gain on contracts settled during the period	1,300	833
Unrealized (gain) loss during the period on contracts outstanding at the end of the period	(484)	791
Loss on derivative instruments for the period	$305	$2,024

Pursuant to an acquisition under which the vendor participates in a portion of the net price received by Vermilion from 2009 to 2011 inclusive, the Trust entered into a derivative transaction to economically offset a portion of the related potential future payments.

The transaction consisted of three dated Brent crude purchased call options at US$65.00 per barrel and three dated Brent crude written call options at US$85.00 per barrel representing approximately one half of the expected production subject to the related provision. The total cost of this derivative transaction was $4.9 million.

The Trust has determined that any potential future payments under this provision would constitute additional consideration. As the outcome of this provision could not be determined beyond a reasonable doubt and as the amount of the potential contingent consideration could not be reasonably estimated, no amount related to this provision was recognized as part of the purchase price at the date of acquisition. If payments are made under this provision in future periods or if additional information becomes available that allows the Trust to determine the outcome of this provision beyond a reasonable doubt and reasonably estimate the amount of contingent consideration that will be paid, the Trust will recognize an adjustment to the purchase price on a prospective basis.

During the normal course of business, the Trust enters into fixed and collared price arrangements to sell a portion of its production. The Trust has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sale exemption.

11. SEGMENTED INFORMATION

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
Petroleum and natural gas revenues
Canada	$59,011	$52,373	$114,983	$108,573
France	63,111	43,212	108,791	82,137
Netherlands	15,412	21,673	36,747	47,212
Australia	27,328	30,505	53,149	57,127
	$164,862	$147,763	$313,670	$295,049
Net earnings
Canada	$7,781	$8,718	$10,396	$10,875
France	23,204	16,380	36,649	34,779
Netherlands	4,581	7,843	10,096	17,708
Australia	5,484	7,419	15,256	17,876
	$41,050	$40,360	$72,397	$81,238
Funds from operations
Canada	$24,672	$28,722	$50,620	$59,186
France	40,153	25,712	65,076	51,635
Netherlands	7,149	9,588	19,091	24,573
Australia	13,127	12,788	26,252	24,068
	$85,101	$76,810	$161,039	$159,462
Capital expenditures
Canada	$12,611	$25,672	$34,280	$48,311
France	17,663	8,399	28,773	24,925
Netherlands	3,359	186	4,381	681
Australia	119,199	1,001	125,278	1,691
	$152,832	$35,258	$192,712	$75,608

	June 30,	December 31,
	2007	2006
Identifiable assets:
Canada	$604,035	$627,147
France	576,617	542,074
Netherlands	136,802	148,710
Australia	268,295	144,908
	$1,585,749	$1,462,839

12. FINANCIAL INSTRUMENTS

The Trust has classified its financial instruments as follows:

•
Cash and cash equivalents are classified as held for trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. A gain or loss arising from a change in the fair value is recognized in net earnings in the current period.

•
Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequently measured at amortized cost. The carrying value approximates the fair value due to the short-term nature of these instruments.

•
Accounts payable and accrued liabilities, distributions to unitholders and long term debt have been classified as other financial liabilities and are initially recognized at fair value. The carrying value approximates the fair value due to the short-term nature of these instruments.

•
Investments in debt securities are classified as held to maturity and are initially measured at fair value and subsequently measured at amortized cost. A gain or loss arising from the de-recognition or impairment of assets is recognized in net earnings in the period.

12.           FINANCIAL INSTRUMENTS (CONTINUED)

•
All derivative and equity security investments not subject to consolidation or equity method accounting have been classified as held for trading and are measured at fair value. Accordingly, gains and losses are reflected in net income in the period in which they arise. Gains and losses associated with the Trust’s investments in equity securities are included in other income in the consolidated statement of earnings.

The fair values of derivative instruments and equity securities are determined by reference to published prices in active markets.

13.           LONG-TERM INVESTMENTS

The following table reconciles the Trust’s total long-term investments:

	June 30, 2007	December 31, 2006
Portfolio investments, at fair value	$5,593	$-
Portfolio investments, at cost (fair value 2006 - $5.2 million)	-	496
Investment in Verenex Energy Inc., equity method (fair value - $228.2 million, 2006 - $109.6 million)	25,820	26,656
	$31,413	$27,152

Subsequent to June 30, 2006, Vermilion purchased 2.1 million shares in Verenex Energy Inc. (“Verenex”) for total consideration of CDN $30 million as part of a CDN $100 million bought-deal financing announced by Verenex. After reflecting these additional shares, Vermilion owns 18.5 million shares representing 41.8% of the outstanding shares of Verenex.

14.           INCOME TAXES

On June 12, 2007, legislation that effectively imposes an income tax beginning in 2011 on income trusts passed third reading in the House of Commons. In the context of a minority government in Canada, the occurrence of a third reading results in legislation being considered substantively enacted for accounting purposes and requires that the legislation be appropriately reflected in the determination of future income tax assets and liabilities.

This legislation resulted in the recognition of future income taxes related to Vermilion Energy Trust, the parent entity, whereas previously such differences were only recognized in relation to subsidiaries of the Trust. The related impact on the Trust’s consolidated future income tax provision and future income tax liability related to this legislation was not material.

15.           RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2006 the CICA issued Section 1535, “Capital Disclosures” which establishes disclosure standards about an entity’s capital structure and how it is managed. Section 3862, “Financial Instruments - Disclosures” and Section 3863 “Financial Instruments - Presentation” were also issued in December 2006 and establish standards for the presentation of financial instruments and non-financial derivatives and require additional disclosure to enable users to evaluate the significance and risks relating to financial instruments on an entity’s financial position. These three sections are effective for fiscal years beginning on or after October 1, 2007. The Trust does not anticipate that the adoption of these standards will have an impact on its results of operations and financial position.

In June 2007, the CICA issued Section 3031, “Inventories.” This section enhances the guidance relating to the determination of inventory cost and effectively harmonizes the Canadian standard with the International Financial Reporting Standards equivalent. This section applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The Trust does not anticipate that the adoption of this standard will have a material impact on its results of operations and financial position.

In June 2007, the CICA amended Section 1400, “General Standards of Financial Statement Presentation,” to require an assessment and potential disclosure of an entity’s ability to continue as a going concern. The new requirements are effective for interim and annual periods beginning on or after January 1, 2008. These amendments will not impact the Trust’s consolidated financial statements.

TRUST INFORMATION

DIRECTORS

Larry J. Macdonald [1,2,3,4,5]
Chairman & CEO, Point Energy Ltd.
Calgary, Alberta

W. Kenneth Davidson [2,3]
Toronto, Ontario

Lorenzo Donadeo
Calgary, Alberta

Claudio A. Ghersinich
Executive Director, Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi [2,3]
Chairman,
Parkbridge Lifestyle Communities Inc.
President, Rosebridge Capital Corp. Inc.
Calgary, Alberta

William F. Madison [2,4,5]
Sugar Land, Texas

1 Chairman of the Board
2 Audit Committee
3 Governance and Human Resources Committee
4 Health, Safety and Environment Committee
5 Independent Reserves Committee

ABBREVIATIONS
bbls          barrels
bbls/d       barrels per day
boe           barrel of oil equivalent
boe/d        barrel of oil equivalent per day
mmboe     million barrels of oil equivalent
mmcf/d     million cubic feet per day
NGLs        natural gas liquids

OFFICERS & KEY PERSONNEL

CANADA

Lorenzo Donadeo, P.Eng.
President & Chief Executive Officer

John D. Donovan, F.C.A.
Executive Vice President Business Development

Curtis W. Hicks, C.A.
Executive Vice President & CFO

G. R. (Bob) Mac Dougall, P.Eng.
Executive Vice President & COO

Keith D. Hartman, P.Eng.
Vice President Exploitation

Raj C. Patel, P.Eng.
Vice President Marketing

Paul L. Beique
Director Investor Relations

Cheryl M. Kinzie
Director Human Resources & Administration

Charles W. Berard, B.Eng., L.LL., LL.B.
Partner, Macleod Dixon LLP
Corporate Secretary

FRANCE

Daniel Goulet, P.Eng.
Directeur Général
Vermilion REP SAS

NETHERLANDS

Peter Sider, P.Eng.
Managing Director
Vermilion Oil & Gas Netherlands B.V.

AUSTRALIA

Bruce D. Lake, P.Eng.
Managing Director
Vermilion Oil & Gas Australia Pty Ltd.

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

BANKERS

The Toronto-Dominion Bank
Calgary, Alberta

Bank of Montreal
Calgary, Alberta

BNP Paribas (Canada)
Toronto, Ontario

Royal Bank of Canada
Calgary, Alberta

The Bank of Nova Scotia
Calgary, Alberta

Alberta Treasury Branches
Calgary, Alberta

Fortis Capital (Canada) Ltd.
Calgary, Alberta

Société Générale (Canada Branch)
Calgary, Alberta

EVALUATION ENGINEERS
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

LEGAL COUNSEL
Macleod Dixon LLP
Calgary, Alberta

TRANSFER AGENT
Computershare Trust Company
of Canada

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: VET.UN

INVESTOR RELATIONS CONTACT
Paul L. Beique
Director Investor Relations

2800, 400 - 4TH Avenue S.W.
Calgary, Alberta T2P 0J4
Telephone: 403.269.4884    Fax: 403.264.6306
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com
vermilionenergy.com